Exhibit 14.1

ETHICS POLICY

FOR CHIEF EXECUTIVE AND SENIOR FINANCIAL OFFICERS

The Company is committed to conducting its business in accordance with applicable laws, rules and regulations and standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. This Policy, applicable to the Company’s Chief Executive Officer, Chief Financial Officer, and Corporate Controller (together, “Senior Officers”), sets forth specific policies to guide you in the performance of your duties.

As a Senior Officer, you must not only comply with applicable law. You also must engage in and promote honest and ethical conduct.

Compliance With Laws, Rules And Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations to Legal or Corporate Audit Services or to any member of the Business Conduct Council. The Company also maintains a confidential reporting system, the Business Council Helpline, at 1-800-241-5689 or, for calls outside the United States, 770-263-4741.

Conflicts Of Interest

No Senior Officer shall make any investment, accept any position or benefits, participate in any transaction or business arrangement, or otherwise act in a manner, that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of the facts and circumstances to, and obtains the prior written approval of, the Governance and Nominating Committee of the Board of Directors.

Disclosures

It is Company policy to make full, fair, accurate, timely and understandable disclosure, in compliance with all applicable laws and regulations, in all reports and documents that the Company files with, or submits or furnishes to, the Securities and Exchange Commission and in all other public communications made by the Company.

Compliance With Ethics Policy

if you know of or suspect a violation of this Policy, you must immediately report that information to any member of the Governance and Nominating Committee of the Board of Directors. You will not be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Policy may result in disciplinary action, up to and including discharge. The Governance and Nominating Committee of the Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Policy.

Waivers Of Ethics Policy

If you would like to seek a waiver of this Policy, you must make full disclosure of your particular circumstances to the Governance and Nominating Committee of the Board of Directors. Amendments to and waivers of this Policy will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Ethics Policy is a statement of certain fundamental principles, policies and procedures that govern the Company’s Senior Officers in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer/client, supplier, competitor, shareholder or any other person or entity.